

May 7, 2013

Via E-mail
Andrew Brodkey, CEO
Titan Iron Ore Corp.
3040 North Campbell Ave., #110
Tucson, AZ 85719

      Re: Titan Iron Ore Corp.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed April 22, 2013
             File No. 333-186826

Dear Mr. Brodkey:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated March 5, 2013.

General

1.   We note that you sold convertible notes to two investors in April 2013 and that you have amended your registration statement to include up to 2,920,779 shares of common stock that may be issued upon conversion of the note sold to GCA Strategic Investment Fund Limited. Please provide us with a detailed analysis regarding why the concurrent private offerings should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Questions 139.25 and 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations.

Risks Related to the Offering, page 13

"The selling stockholders are offering for resale…," page 13

2.   Although you have reduced the number of shares being registered for resale by Ascendient Capital Partners to 7,925,715 shares, the caption to this risk factor continues to state that you are registering 11,400,208 shares on behalf of Ascendient. Please revise.

Description of Business

Sunrise Letter of Intent, page 30

3.   In regard to the mining claims, fee lands and other property that are the subject of your letter of intent with New Sunrise LLC, please disclose all of the information required by Industry Guide 7, which requires disclosure as to "each of the mines, plants and other significant properties owned or operated, or presently intended to be owned or operated, by the registrant." In addition, advise whether this acquisition is probable and what consideration you have given to providing audited financial statements pursuant to either Rule 3-14 or Rule 3-05 of Regulation S-X and pro forma financial information.

4.   Please revise your Management's Discussion to address the impact of the proposed acquisition of the Sunrise Iron Mining Complex on your future operations and short- and long-term liquidity needs, including the costs associated with your due diligence investigations of the property and your plans for financing the acquisition. To the extent that you intend to raise necessary funds through unregistered offerings, please consider the application of Rule 135c when preparing your disclosure. Finally, include risk factor disclosure addressing any uncertainty regarding your ability to complete the acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

5.   We note your response to prior comment 2 and the new disclosure on page 46. It does not appear, however, that you have added to the disclosure the statement that we requested in our earlier comment. Where you state in this section your belief that the sale of material from Iron Mountain could be a possible source of capital for you, please also indicate that the material is not directly marketable without some basic mining and processing operations and that you have not performed a feasibility study to determine the economic viability of such operations.

Cash Flows, page 47

6.   Revise to include the correct amount of net cash used in investing activities and net cash provided by financing activities in the table and in your analysis that agrees to your statement of cash flows for the year ended December 31, 2012.

Transactions with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 59

7.   You disclose in this section that during the year ended December 31, 2012 you incurred $366,161 in management fees to your officers and directors. Please clarify how, if at all, these fees relate to the compensation paid to your officers and directors. Refer to Item 402(m)(1) of Regulation S-K. In this regard, we note that the total cash compensation

paid to your officers and directors in fiscal 2012, as disclosed in the compensation tables on pages 56 and 58, was $332,132.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Bernard Pinsky, Esq.
        Clark Wilson LLP